Exhibit 16.1

April 13, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 14, 2022, of ContextLogic Inc. and are in agreement with the statements contained in the second through fourth paragraphs of Item 4.01(a) on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control related to the Company’s controls over IT systems and business processes and failure to fully implement components of the COSO framework, included in paragraph three of Item 4.01(a) on page two therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2021 consolidated financial statements.

/s/ Ernst & Young LLP